UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68465/December 19, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15099

In the Matter of	:
	:
C.D. ACQUISITION CORP.,	:
CENTER INCOME PROPERTIES 2, LP,	: ORDER MAKING FINDINGS AND
CHRONODYNAMICS, LTD.,	: REVOKING REGISTRATIONS BY
CIAO CUCINA CORP.,	: DEFAULT
CINTECH SOLUTIONS, INC.,	:
COMPOUND NATURAL FOODS, INC.,	:
THE CREDIT STORE, INC., and	:
CROWN VANTAGE, INC.	:

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on November 19, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 by failing to file periodic reports with the Commission. All Respondents were served with the OIP by November 23, 2012; the OIP requires that each Respondent file an Answer within ten days of service of the OIP. See 17 C.F.R. §§ 201.141(a)(2)(ii), .160(b), .220(b); OIP at 4. I held a telephonic prehearing conference on December 17, 2012.

Respondents are all in default because no Respondents filed an Answer to the OIP, appeared at the prehearing conference, or otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

C.D. Acquisition Corp. (C.D. Acquisition), Central Index Key (CIK) No. 1127834, is a permanently revoked Nevada corporation located in Bismarck, North Dakota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). C.D. Acquisition is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $1,100 for the prior six months.

Center Income Properties 2, LP (Center Income Properties), CIK No. 748685, is a dissolved Minnesota limited partnership located in Minneapolis, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Center Income Properties is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1994.

Chronodynamics, Ltd. (Chronodynamics), CIK No. 828679, is a void Delaware corporation located in Dayton, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Chronodynamics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1996.

Ciao Cucina Corp. (Ciao Cucina), CIK No. 942659, is a canceled Ohio corporation located in Cincinnati, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ciao Cucina is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 12, 1998, which reported a net loss of over $1 million for the prior twenty-eight weeks. On December 11, 1998, Ciao Cucina filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Ohio, and the case was terminated on December 6, 2007. As of August 27, 2012, Ciao Cucina's stock, symbol CIAQQ, was traded on the over-the-counter markets.

Cintech Solutions, Inc. (Cintech Solutions), CIK No. 926038, is a canceled Ohio corporation located in Cincinnati, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cintech Solutions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of over $4.8 million for the prior nine months. On March 13, 2003, Cintech Solutions filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Ohio, and the case was terminated on March 3, 2005.

Compound Natural Foods, Inc. (Compound Natural Foods), CIK No. 1442513, is a revoked Nevada corporation located in Lone Tree, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Compound Natural Foods is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended September 30, 2009, which reported a net loss of over $15,000 for the prior year.

The Credit Store, Inc. (The Credit Store), CIK No. 1101851, is a void Delaware corporation located in Sioux Falls, South Dakota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The Credit Store is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of over $3.3 million for the prior nine months. On August 15, 2002, The Credit Store filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of South Dakota, and the case was still pending as of November 13, 2012.

Crown Vantage, Inc. (Crown Vantage), CIK No. 948073, is a terminated Virginia corporation located in Cincinnati, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Crown Vantage is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 24, 2000, which reported a net loss of over $165 million for the prior nine months. On March 15, 2000, Crown Vantage filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, and the case was still pending as of November 13, 2012.

Respondents repeatedly failed to meet their obligations to file timely periodic reports and to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance or, through their failure to maintain a valid address on file with the Commission, as required by Commission rules, did not receive these communications. OIP at 3.

Conclusions of Law

Section 13(a) of the Exchange Act and the Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Exchange Act Section 12(j) authorizes the Commission, where it is necessary or appropriate for the protection of investors, after notice and opportunity for hearing, "to suspend for a period not exceeding twelve months, or to revoke the registration of a security" if the Commission finds that the issuer has not complied with any provision of the statute or a rule thereunder. The case law is clear:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (citations omitted).

Based on these facts, I find that C.D. Acquisition, Center Income Properties, Chronodynamics, Ciao Cucina, Cintech Solutions, Compound Natural Foods, The Credit Store, and Crown Vantage, have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. I find further that it is necessary and appropriate for the protection of investors to revoke the registration of securities of these companies.

Order

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of the registered securities of C.D. Acquisition Corp., Center Income Properties 2, LP, Chronodynamics, Ltd., Ciao Cucina Corp., Cintech Solutions, Inc., Compound Natural Foods, Inc., The Credit Store, Inc., and Crown Vantage, Inc., is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge